United States securities and exchange commission logo





                            March 9, 2023

       John Lee
       Chief Executive Officer
       Silver Elephant Mining Corp.
       Suite 1610- 409 Granville Street
       Vancouver, British Columbia
       Canada V6C1T2

                                                        Re: Silver Elephant
Mining Corp.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2021
                                                            Filed May 9, 2022
                                                            File No. 000-55985

       Dear John Lee:

              We have reviewed your March 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 18, 2022 letter.

       Form 20-F for the Fiscal Year ended December 31, 2021

       Item 4. Information on the Company, page 7

   1. We note that you amended your filing to provide incremental summary and individual property disclosures in
response to prior comment 2. However, the stages associated with four projects in the
table following the second map in your amendment do not correlate with any of the
property stage definitions in Item 1300 of Regulation S-K.

                                                        For example, a project
without mineral reserves (measured or indicated mineral resources that are economically
mineable) should be identified as an exploration stage property, while a project for
which mineral reserves have been established and not yet undergoing
 John Lee
Silver Elephant Mining Corp.
March 9, 2023
Page 2
      material extraction should be identified as a development stage property. Please confirm that you will correct information regarding the property stage in subsequent filings.

       You may contact John Coleman, Mining Engineer, at 202-551-3610, or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding the comments.



                                                           Sincerely,
FirstName LastNameJohn Lee
                                                           Division of
Corporation Finance
Comapany NameSilver Elephant Mining Corp.
                                                           Office of Energy &
Transportation
March 9, 2023 Page 2
cc:       James Guttman
FirstName LastName